Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Publication of UK Annual Report and Notice of Annual General Meeting

Oxford, UK, and Cambridge, MA, US, 14 May 2019—Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), announces that its Annual Report and Accounts for the year ended 31 January 2019, together with the Notice of Annual General Meeting, have today been sent to shareholders. Copies of both documents are available on the Company’s website, www.summitplc.com.

The Annual General Meeting will be held at 10:00am BST on 19 June 2019 at Pewterers’ Hall, Oat Lane, London, EC2V 7DE.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, N. gonorrhoeae and ESKAPE pathogens and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel: 44 (0)1235 443 951
Michelle Avery (US office)	+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel: +44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel: +44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel: +1 781 684 6557
Jon Siegal	summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel: +44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Jessica Hodgson /	summit@consilium-comms.com
Lindsey Neville

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